Mail Stop 4561

July 17, 2008

VIA USMAIL and FAX (704) 552-8527

Mr. Weston M. Andress
Chief Financial Officer
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203

> **Re:** **Colonial Properties Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 29, 2008**
> **File No. 001-12358**

Dear Mr. Weston Andress:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief